20010644

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC
Mail Processing
Section

FEB 28 2020

Washington DC
416

SEC FILE NUMBER
8-47204

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LENOX FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

322 ALANA DRIVE
(No. and Street)

NEW LENOX	ILLINOIS	60451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS S. RUTH (815) 485-5559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linda C. Rapacz CPA, P.C.
(Name – *if individual, state last, first, middle name*)

13844 Maple Avenue	Orland Park	Illinois	60462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS S. RUTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LENOX FINANCIAL SERVICES, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A. CONNOLLY
Notary Public - State of Illinois
My Commission Expires 11/19/2022

Douglas S. Ruth
Signature

PRESIDENT
Title

Patricia A. Connolly
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 28 2020

Washington DC
416

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM PURSUANT TO RULE 17a-5(e)(3) DECEMBER 31, 2019

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 Fax (708) 403-1428
LRapacz@msn.com

American Institute of Certified Public Accountants | Illinois CPA Society | Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Lenox Financial Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lenox Financial Services, Inc. as of December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lenox Financial Services, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lenox Financial Services, Inc.'s management. Our responsibility is to express an opinion on Lenox Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lenox Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Lenox Financial Services, Inc.'s auditor since 2004.

Linda C. Rapacz CPA, P.C.
Orland Park, Illinois
February 25, 2020

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash		$ 55,904
Due From Broker		10,448
Securities Owned, at Fair Value		188,234
Accounts Receivable		13,000
TOTAL ASSETS		$ 267,586

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 2,414
Payroll Taxes Payable		2,834
Total Current Liabilities		$ 5,248
SHAREHOLDER'S EQUITY		
Capital Stock - Common; No Par Value; 1,000 Shares Authorized, Issued and Outstanding	$ 100	
Additional Paid-In Capital	55,126	
Retained Earnings	207,112	
Total Shareholder's Equity		$ 262,338
TOTAL LIABILITES AND SHAREHOLDER'S EQUITY		$ 267,586

See the notes to the financial statements.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Lenox Financial Services, Inc. (the Company) was incorporated in the state of Illinois on March 28, 1994. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introduction broker and as a fully disclosed broker dealer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Income is derived from the commissions, brokerage fees and management fees charged. Income is recognized when fees are charged in compliance with GAAP and with FASB ASC 606 when performance obligations have been satisfied.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at fair market value.

Income Taxes

Effective January 1, 2003 the Company has elected to be taxed as an S Corporation, therefore its income flows through to its stockholder's tax returns. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income. As of December 31, 2019, the Company's tax returns for the years 2016 through 2018 are subject to review by its taxing jurisdictions.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Employees' Pension Plan

The Company provides a Simplified Employee Pension Plan to its employees who are not under a collective bargaining agreement or certain contract, have performed services for the Company for at least one year, attained the age of 21, and had total annual compensation in excess of $400. Contributions are based upon each eligible employee's compensation, excluding compensatory leave. The Company contributions are calculated as an amount that can be deducted for federal tax purposes; the Company contribution for 2019 was $2,414. The Pension Plan is administered by an outside financial institution.

NOTE 3 – MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 3 – MARKETABLE SECURITIES AND FAIR VALUE MEASEUREMENT - CONTINUED

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2019 are as follows:

	Level 1	Level 2	Level 3	Total
Securities	$ 100,246	$ 87,988	$ -	$ 188,234
Total assets at fair value	$ 100,246	$ 87,988	$ -	$ 188,234

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are entered into to conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company traded no derivatives during the year ended December 31, 2019.

In addition, the Company can sell securities that it does not currently own and would therefore, be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Company sold no securities that it did not own during the year ended December 31, 2019.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company shares office space and expenses with two affiliated companies. The Company's stockholder is the principal of both affiliated companies. During 2019, the Company paid the affiliated companies $16,200 for shared expenses. During 2019, the Company was paid $100,487 by the affiliated companies for services performed. Each of the related party transactions was conducted as arm's length transactions. At December 31, 2019, the Company had no outstanding accounts receivable from, or accounts payable due to these affiliated companies.

NOTE 7 – CONTINGENCIES

The Company's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes*, to the Company as of December 31, 2019, and has determined that no provisions for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies*, which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

Note 8 – SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events*, management has evaluated subsequent events through February 25, 2020, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements.